UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of July, 2006
EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)
400 Godin Avenue, Quebec, Quebec, Canada G1M 2K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

On June 27, 2006, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2006. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2006 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2006 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

By:	/s/ Germain Lamonde

	Name:	Germain Lamonde
	Title:	President and Chief Executive Officer
Date: July 5, 2006

EXFO Reports Significant Increases in Sales, Bookings and Earnings for Third Quarter
▪	Sales increase 35.3% year-over-year and 17.8% sequentially to US$35.4 million

▪	Bookings reach US$37.9 million for a book-to-bill ratio of 1.07

▪	GAAP net earnings amount to US$3.5 million compared to US$0.3 million at same period last year

▪	Gross margin improves to 56.4%
QUEBEC CITY, CANADA, June 27, 2006—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) reported today significant increases in sales, bookings and GAAP net earnings for the third quarter ended May 31, 2006.
Sales increased 35.3% to US$35.4 million in the third quarter of fiscal 2006 from US$26.2 million in the third quarter of 2005 and 17.8% from US$30.1 million in the second quarter of 2006. Net bookings reached US$37.9 million for a book-to-bill ratio of 1.07 in the third quarter of fiscal 2006 compared to US$28.9 million in the same period last year and US$28.3 million in the second quarter of 2006.
Gross margin improved to 56.4% of sales in the third quarter of fiscal 2006 to reach its highest level in the last 15 quarters. In comparison, the company reported a gross margin of 56.2% in the third quarter of 2005 and 55.3% in the second quarter of 2006.
GAAP net earnings in the third quarter of fiscal 2006 totaled US$3.5 million, or US$0.05 per diluted share, compared to net earnings of US$0.3 million, or US$0.00 per diluted share, in the same period last year and net earnings of US$1.4 million, or US$0.02 per diluted share, in the second quarter of 2006. GAAP net earnings in the third quarter of fiscal 2006 included US$1.0 million in amortization of intangible assets, US$0.6 million in impairment of long-lived assets and US$0.3 million in stock-based compensation costs. These charges were partially offset by a US$1.3 million revenue grant from the Quebec provincial government.
The third quarter of fiscal 2006 marked the first complete reporting period that Consultronics Limited contributed to EXFO’s consolidated financial results. The assets of Consultronics, a leading supplier of IPTV, VoIP and xDSL test equipment for copper-based broadband access networks, were integrated into EXFO’s Telecom Division following the closing of the acquisition on Jan. 26, 2006.
“I’m pleased to report that our profitable growth strategy continues to unfold very nicely on the strength of our eleventh consecutive quarter with increased sales and sixth consecutive quarter with GAAP net earnings,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “We demonstrated the leverage in our operating model by raising our gross margin to 56.4% in the third quarter and increasing our GAAP operating margin to 10.2%, even though the Canadian dollar continued to increase significantly during the quarter. The integration of Consultronics has been progressing very efficiently and smoothly with this business contributing as expected to our overall results. Protocol testing, which was once again above 10% of optical revenue, delivered its highest bookings level in company history, while our optical test business received its third consecutive industry award for achieving the largest organic market-share gains in 2005, largely due to its dominant position in fiber-to-the-x testing. In a nutshell, I am satisfied with how EXFO is executing overall.”

Selected Financial Information
(In thousands of US dollars)

	Q3 2006	Q2 2006	Q3 2005
	(unaudited)	(unaudited)	(unaudited)
Segmented results:
Sales:
Telecom Division	$29,935	$25,254	$22,046
Life Sciences and Industrial Division	5,475	4,812	4,134

Total	$35,410	$30,066	$26,180

Earnings (loss) from operations:
Telecom Division	$3,696	$1,220	$645
Life Sciences and Industrial Division	(88)	188	(136)

Total	$3,608	$1,408	$509

Other selected information:
GAAP net earnings	$3,504	$1,366	$276
Amortization of intangible assets	$994	$1,136	$1,191
Stock-based compensation costs	$264	$281	$294
Impairment of long-lived assets	$604	$—	$—
Grants revenue	$1,307	$—	$—
Restructuring	$—	$—	$38
Operating Expenses
Selling and administrative expenses amounted to US$11.1 million, or 31.3% of sales, in the third quarter of fiscal 2006 compared to US$8.6 million, or 32.7% of sales, in the same period last year and US$9.3 million, or 30.9% of sales, in the second quarter of 2006.
Gross research and development expenses reached US$5.3 million, or 15.1% of sales, in the third quarter of fiscal 2006 compared to US$4.1 million, or 15.7% of sales, in the third quarter of 2005 and US$4.9 million, or 16.4% of sales, in the second quarter of 2006.
Net R&D expenses totaled US$4.1 million, or 11.6% of sales, in the third quarter of fiscal 2006 compared to US$3.3 million, or 12.8% of sales, in the same period last year and US$3.9 million, or 13.0% of sales, in the second quarter of 2006.
Third-Quarter Business Highlights
•	Market expansion—EXFO increased its sales 35.3% year-over-year to US$35.4 million in the third quarter of fiscal 2006 and 30.5% to US$92.5 million after three quarters largely due to market-share gains in the optical test business. Following the quarter-end, Frost & Sullivan, a leading market research firm in the telecommunications test and measurement industry, named EXFO recipient of the Growth Strategy Leadership Award for a third consecutive year. According to Frost & Sullivan, EXFO was the only company to achieve significant organic growth in the global fiber-optic test equipment (FOTE) market in the past year, moving from 10.3% in 2004 to 11.0% in 2005 for third place overall. Based on the report, the company estimates that it improved its leadership position in the portable installation and maintenance test market segment from 22.2% in 2004 to 23.0% in 2005.

▪	Profitability—EXFO was profitable on a GAAP basis for a sixth consecutive quarter, reporting net earnings of US$3.5 million in the third quarter of fiscal 2006. GAAP net earnings in the third quarter of fiscal 2006 included US$1.0 million in amortization of intangible assets, US$0.6 million in impairment of long-lived assets and US$0.3 million in stock-based compensation costs. These charges were partially offset by a US$1.3 million revenue grant. EXFO also reported US$3.6 million in earnings from operations in the third quarter, which amounted to a GAAP operating margin of 10.2%. After nine months into fiscal 2006, the company’s GAAP operating margin was 6.2%.

▪	Innovation—EXFO launched five new products in the third quarter including amongst others the next-generation CoLT-450P, a handheld IPTV and xDSL test solution for high-speed, copper-based networks, and the PPM-352B-EG Passive Optical Network (PON) Power Meter optimized for Ethernet PON and Gigabit PON architectures. Products that have been on the market two years or less accounted for 40.7% of sales in the third quarter of 2006. Altogether, EXFO launched 16 new test solutions in the first nine months of fiscal 2006, while 37.0% of sales were derived from products that have been on the market two years or less.
Business Outlook
Based on continued market-share gains and favorable market conditions, EXFO forecasts sales between US$34.0 million and US$37.0 million and GAAP net earnings between US$0.02 and US$0.05 per diluted share for the fourth quarter ending August 31, 2006. GAAP net earnings include US$0.02 per diluted share in amortization of intangible assets and stock-based compensation costs.
Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (EDT) to review its financial results for the third quarter of fiscal 2006. To listen to the conference call and participate in the question period via telephone, dial 1-416-641-6452. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on July 4, 2006. The replay number is 1-402-977-9141 and the reservation number is 21291872. The audio Webcast of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.
About EXFO
EXFO is a recognized test and measurement expert in the global telecommunications industry. The Telecom Division, which represents the majority of the company’s business, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its PC/Windows-based modular FTB-200; FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division, which leverages several core telecom technologies, offers value-added solutions in the life sciences and high-precision assembly sectors based on advanced spot-curing, fluorescence microscopy and nanopositioning solutions. For more information about EXFO, visit www.EXFO.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet
(in thousands of US dollars)

	As at	As at
	May 31,	August 31,
	2006	2005
	(unaudited)
Assets

Current assets
Cash	$4,981	$7,119
Short-term investments	99,017	104,883
Accounts receivable
Trade, less allowance for doubtful accounts of $532 ($352 as at August 31, 2005)	21,560	13,945
Other	2,469	2,007
Income taxes and tax credits recoverable	3,911	2,392
Inventories (note 6)	25,531	17,749
Prepaid expenses	1,673	1,112

	159,142	149,207

Income taxes recoverable	478	459

Property, plant and equipment (note 4)	17,571	13,719

Long-lived asset held for sale (note 4)	1,300	1,600

Intangible assets	11,800	5,602

Goodwill	27,278	20,370

	$217,569	$190,957

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	$18,558	$12,201
Deferred revenue	1,616	1,584
Current portion of long-term debt	238	134

	20,412	13,919

Deferred revenue	2,259	1,568

Government grants (note 5)	725	1,872

Long-term debt	482	198

	23,878	17,557

Contingency (note 10)

Shareholders’ Equity

Share capital	522,550	521,875
Contributed surplus	3,574	2,949
Deficit	(376,621)	(381,846)
Cumulative translation adjustment	44,188	30,422

	193,691	173,400

	$217,569	$190,957

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings
(in thousands of US dollars, except share and per share data)

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	May 31, 2006	May 31, 2006	May 31, 2005	May 31, 2005
Sales	$35,410	$92,520	$26,180	$70,912

Cost of sales (1,2)	15,453	40,957	11,478	32,134

Gross margin	19,957	51,563	14,702	38,778

Operating expenses
Selling and administrative (1)	11,080	29,441	8,569	23,710
Net research and development (1) (note 8)	4,095	11,123	3,342	8,903
Amortization of property, plant and equipment	883	2,652	1,053	3,245
Amortization of intangible assets	994	3,351	1,191	3,638
Impairment of long-lived assets (note 4)	604	604	—	—
Government grants (note 5)	(1,307)	(1,307)	—	—
Restructuring charges	—	—	38	292

Total operating expenses	16,349	45,864	14,193	39,788

Earnings (loss) from operations	3,608	5,699	509	(1,010)

Interest income	796	2,179	617	1,966
Foreign exchange loss	(81)	(612)	(57)	(829)

Earnings before income taxes	4,323	7,266	1,069	127

Income taxes (note 9)	819	2,041	793	2,215

Net earnings (loss) for the period	$3,504	$5,225	$276	$(2,088)

Basic and diluted net earnings (loss) per share	$0.05	$0.08	$—	$(0.03)

Basic weighted average number of shares outstanding (000’s)	68,676	68,613	68,552	68,514

Diluted weighted average number of shares outstanding (000’s) (note 11)	69,543	69,252	68,969	68,977

(1) Stock-based compensation costs included in:
Cost of sales	$39	$111	$44	$101
Selling and administrative	180	559	190	442
Net research and development	45	149	60	132

	$264	$819	$294	$675

(2) The cost of sales is exclusive of amortization, shown separately.
The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Deficit
and Contributed Surplus
(in thousands of US dollars)
Deficit

	Nine months ended
	May 31,
	2006	2005
Balance — Beginning of period	$(381,846)	$(380,212)

Deduct (add)
Net earnings (loss) for the period	5,225	(2,088)

Balance — End of period	$(376,621)	$(382,300)

Contributed surplus

	Nine months ended
	May 31,
	2006	2005
Balance — Beginning of period	$2,949	$1,986

Add (deduct)
Stock-based compensation costs	797	675
Reclassification of stock-based compensation costs to share capital upon exercise of stock options	(172)	—

Balance — End of period	$3,574	$2,661

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	May 31, 2006	May 31, 2006	May 31, 2005	May 31, 2005
Cash flows from operating activities
Net earnings (loss) for the period	$3,504	$5,225	$276	$(2,088)
Add (deduct) items not affecting cash
Discount on short-term investments	(98)	520	(57)	263
Stock-based compensation costs	264	819	294	675
Amortization	1,877	6,003	2,244	6,883
Unrealized losses on short-term investments	123	123	—	—
Impairment of long-lived assets	604	604	—	—
Deferred revenue	148	248	184	844
Government grants	(1,307)	(1,307)	—	—

	5,115	12,235	2,941	6,577

Change in non-cash operating items
Accounts receivable	(5,085)	(4,158)	(1,129)	(1,220)
Income taxes and tax credits	(612)	(1,361)	2,813	5,073
Inventories	(182)	(3,090)	(1,367)	(3,315)
Prepaid expenses	(153)	(181)	(110)	286
Accounts payable and accrued liabilities	(1,357)	615	686	1,063

	(2,274)	4,060	3,834	8,464

Cash flows from investing activities
Additions to short-term investments	(227,589)	(638,634)	(200,308)	(488,955)
Proceeds from disposal and maturity of short-term investments	230,756	651,655	196,589	479,862
Additions to property, plant and equipment and intangible assets	(963)	(2,531)	(403)	(1,226)
Business combination (note 3)	(219)	(17,716)	—	—

	1,985	(7,226)	(4,122)	(10,319)

Cash flows from financing activities
Repayment of long-term debt	(84)	(158)	(31)	(89)
Exercise of stock options	347	503	31	130
Share issue expenses	—	—	(6)	(6)

	263	345	(6)	35

Effect of foreign exchange rate changes on cash	230	683	(7)	618

Change in cash	204	(2,138)	(301)	(1,202)

Cash — Beginning of period	4,777	7,119	4,258	5,159

Cash — End of period	$4,981	$4,981	$3,957	$3,957

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
1	Interim financial information

The financial information as at May 31, 2006, and for the three- and nine-month periods ended May 31, 2005 and 2006, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2	New accounting standards and pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments — Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments — Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and on the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, “Surplus”, has been revised as Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The company will adopt these new standards on September 1, 2007. While the company is currently assessing the effects of these new standards, impacts consistent with the adjustments described under note 21 item b) of the company’s most recent annual consolidated financial statements are expected.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
3	Business combination

On January 26, 2006, the company acquired substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in the United Kingdom and Hungary, Consultronics was a privately held company specializing in x-Digital Subscriber Line (xDSL), Internet Protocol TV and Voice-over-Internet Protocol (VoIP) test solutions for broadband access networks.

This acquisition was settled for a total cash consideration valued at $19,093,000 or $18,838,000 net of $255,000 of cash acquired. The total consideration includes severance expenses of $660,000 for the termination of employees of the acquired business as well as other acquisition-related costs of $822,000; it also includes the payment of a long-term debt of $688,000. As at May 31, 2006, the company had paid $17,716,000 of the total consideration and the remainder — $1,122,000, or $1,157,000 translated at the quarter-end exchange rate — was included in the accounts payable and accrued liabilities in the balance sheet (note 7).

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statements of earnings of the company since January 26, 2006, being the date of acquisition.

During the three months ended May 31, 2006, the company finalized the purchase price allocation based on the audit of the acquired business financial statements. Overall, adjustments reduced the gross purchase price by $196,000 and mainly related to acquired working capital and acquisition-related costs (goodwill). The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of net assets at the date of acquisition as follows:

(unaudited)
Assets acquired
Current assets	$5,135
Property, plant and equipment	3,115
Core technology	8,709
Current liabilities assumed	(2,826)
Capital leases assumed	(402)

Net identifiable assets acquired	13,731
Goodwill	5,107

Purchase price, net of cash acquired	$18,838

Acquired core technology is amortized on a straight-line basis over its estimated useful life of five years.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is deductible for tax purposes.

4	Impairment of long-lived assets

On June 23, 2006, the company entered into an agreement to sell its building designated as a long-lived asset held for sale in the balance sheet, along with some equipment. Based on this agreement, the company recorded an impairment charge of $604,000, representing the excess of the carrying value of these assets over the net selling price. The charge was recorded as an impairment of long-lived assets in the statements of earnings for the periods ended May 31, 2006.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
5	Government grants

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CDN$2,200,000 (US$1,995,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

The above grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, the company deferred in the balance sheet CDN$1,450,000 (US$1,307,000) from the amounts received until it received the final approval by the sponsor of the program. In June 2006, the sponsor of the program granted the company with its final approval and the company recorded a non-recurring revenue of CDN$1,450,000 (US$1,307,000) in the earnings from operations in the statement of earnings for the three months ended May 31, 2006.

6	Inventories

	As at	As at
	May 31,	August 31,
	2006	2005
	(unaudited)
Raw materials	$13,201	$9,373
Work in progress	2,247	934
Finished goods	10,083	7,442

	$25,531	$17,749

7	Accounts payable and accrued liabilities

	As at	As at
	May 31,	August 31,
	2006	2005
	(unaudited)
Trade	$8,524	$5,781
Salaries and social benefits	5,418	4,526
Warranty	904	725
Tax on capital	930	538
Restructuring charges	78	150
Business combination (note 3)	1,157	—
Other	1,547	481

	$18,558	$12,201

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
Changes in the warranty provision are as follows:

	Nine months ended
	May 31,
	2006	2005
	(unaudited)
Balance — Beginning of period	$725	$390
Provision	717	639
Settlements	(632)	(415)
Addition from business combination	31	—
Foreign currency translation adjustment	63	14

Balance — End of period	$904	$628

8	Net research and development expenses

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	May 31, 2006	May 31, 2006	May 31, 2005	May 31, 2005
	(unaudited)		(unaudited)
Gross research and development expenses	$5,339	$14,285	$4,113	$11,732
Research and development tax credits and grants	(1,244)	(3,162)	(771)	(2,829)

	$4,095	$11,123	$3,342	$8,903

9	Income taxes

During the three- and nine-month periods ended May 31, 2005 and 2006, the company recorded income taxes of $793,000, $2,215,000, $819,000 and $2,041,000, respectively. Most of these income taxes represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

The company records a full valuation allowance against its future income tax assets because it is more likely than not that these assets will not be recovered. This caused its income tax rate to be distorted in relation to its pre-tax accounting income.

10	Contingency

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2003, a committee of the company’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company’s insurance carriers.

On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. A settlement fairness hearing was held on April 24, 2006; however no ruling has been issued yet by the court. If the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at May 31, 2006.

11	Earnings (loss) per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	May 31, 2006	May 31, 2006	May 31, 2005	May 31, 2005
	(unaudited)		(unaudited)
Basic weighted average number of shares outstanding (000’s)	68,676	68,613	68,552	68,514
Dilutive effect of stock options (000’s)	664	519	392	432
Dilutive effect of restricted share units (000’s)	169	91	14	5
Dilutive effect of deferred share units (000’s)	34	29	11	4
Dilutive effect of restricted stock awards (000’s)	—	—	—	22

Diluted weighted average number of shares outstanding (000’s)	69,543	69,252	68,969	68,977

Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	1,318	1,229	2,099	2,016

The diluted loss per share for the nine months ended May 31, 2005, was the same as the basic loss per share since the dilutive effect of stock options, restricted share units, deferred share units and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, the diluted loss per share for that period was calculated using the basic weighted average number of shares outstanding.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
12	Segment information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

The following tables set out information per segment:

	Three months ended May 31, 2006			Nine months ended May 31, 2006
		Life			Life
		Sciences			Sciences
		and			and
	Telecom	Industrial		Telecom	Industrial
	Division	Division	Total	Division	Division	Total
	(unaudited)			(unaudited)
Sales	$29,935	$5,475	$35,410	$77,265	$15,255	$92,520
Earnings (loss) from operations	$3,696	$(88)	$3,608	$5,404	$295	$5,699
Unallocated items:
Interest income			796			2,179
Foreign exchange loss			(81)			(612)

Earnings before income taxes			4,323			7,266
Income taxes			819			2,041

Net earnings for the period			$3,504			$5,225

	Three months ended May 31, 2005			Nine months ended May 31, 2005
		Life			Life
		Sciences			Sciences
		and			and
	Telecom	Industrial		Telecom	Industrial
	Division	Division	Total	Division	Division	Total
	(unaudited)			(unaudited)
Sales	$22,046	$4,134	$26,180	$58,946	$11,966	$70,912
Earnings (loss) from operations	$645	$(136)	$509	$240	$(1,250)	$(1,010)
Unallocated items:
Interest income			617			1,966
Foreign exchange loss			(57)			(829)

Earnings before income taxes			1,069			127
Income taxes			793			2,215

Net earnings (loss) for the period			$276			$(2,088)

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
Total assets per reportable segment are detailled as follows:

	As at	As at
	May 31,	August 31,
	2006	2005
	(unaudited)
Total assets
Telecom Division	$98,440	$64,655
Life Sciences and Industrial Division	10,742	11,449
Unallocated assets	108,387	114,853

	$217,569	$190,957

Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

13	Stock-based compensation

On September 1, 2003, the company adopted the amendment made to the CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Accordingly, employee stock-based compensations granted on or after September 1, 2003, were accounted for using a fair value-based method. However, if the fair value-based method had been applied to employee stock-based compensations granted prior to September 1, 2003, and outstanding as at May 31, 2005 and 2006, the pro forma net earnings (loss) per share would have been the same as the net earnings (loss) per share for all reporting periods.

14	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP, and significant differences in measurement and disclosure from U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States (SEC) are set out in note 21 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the SEC have not been provided in these interim consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
    Reconciliation of net earnings (loss) to conform to U.S. GAAP

		Three months	Nine months	Three months	Nine months
		ended	ended	ended	ended
		May 31, 2006	May 31, 2006	May 31, 2005	May 31, 2005
		(unaudited)		(unaudited)
Net earnings (loss) for the period in accordance with Canadian GAAP		$3,504	$5,225	$276	$(2,088)
Unrealized losses on forward exchange contracts		—	—	(431)	(891)
Unrealized losses on available-for-sale securities	a)	123	123	—	—

Net earnings (loss) for the period in accordance with U.S. GAAP		3,627	5,348	(155)	(2,979)

Other comprehensive income (loss)
Foreign currency translation adjustment		5,646	12,957	(2,431)	7,531
Unrealized gains (losses) on forward exchange contracts		2,002	4,798	(908)	293
Reclassification of realized gains on forward exchange contracts in net earnings		(807)	(1,824)	—	—
Unrealized losses on available-for-sale securities	a)	(123)	(123)	—	—

Comprehensive income (loss)		$10,345	$21,156	$(3,494)	$4,845

Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP		$0.05	$0.08	$—	$(0.04)
Basic weighted average number of shares outstanding (000’s)		68,676	68,613	68,552	68,514
Diluted weighted average number of shares outstanding (000’s)		69,543	69,252	68,969	68,977
    Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at	As at
	May 31,	August 31,
	2006	2005
	(unaudited)
Shareholders’ equity in accordance with Canadian GAAP	$193,691	$173,400
Forward exchange contracts	5,911	2,937
Goodwill	(11,949)	(11,042)

Shareholders’ equity in accordance with U.S. GAAP	$187,653	$165,295

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
   The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2005:

				Deferred stock-		Accumulated
				based		other
	Share	Contributed		compensation	Other	comprehensive	Shareholders’
	capital	surplus	Deficit	costs	capital	income	equity
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance as at August 31, 2005	$597,664	$1,537	$(467,079)	$(1,715)	$5,094	$29,794	$165,295

Net earnings for the period	—	—	355	—	—	—	355
Stock-based compensation costs	—	—	—	280	(32)	—	248
Foreign currency translation adjustment	—	—	—	—	—	3,048	3,048
Unrealized gains on forward exchange contracts	—	—	—	—	—	662	662
Exercise of stock options	19	—	—	—	—	—	19

Balance as at November 30, 2005	$597,683	$1,537	$(466,724)	$(1,435)	$5,062	$33,504	$169,627

Net earnings for the period	—	—	1,366	—	—	—	1,366
Stock-based compensation costs	—	—	—	262	(26)	—	236
Foreign currency translation adjustment	—	—	—	—	—	4,263	4,263
Unrealized gains on forward exchange contracts	—	—	—	—	—	1,117	1,117
Exercise of stock options	137	—	—	—	—	—	137

Balance as at February 28, 2006	$597,820	$1,537	$(465,358)	$(1,173)	$5,036	$38,884	$176,746

Net earnings for the period	—	—	3,627	—	—	—	3,627
Stock-based compensation costs	—	—	—	(479)	694	—	215
Foreign currency translation adjustment	—	—	—	—	—	5,646	5,646
Unrealized gains on forward exchange contracts	—	—	—	—	—	1,195	1,195
Unrealized losses on available-for-sale securities	—	—	—	—	—	(123)	(123)
Exercise of stock options	347	—	—	—	—	—	347
Reclassification of stock-based compensation costs upon exercise of stock options	172	—	—	—	(172)	—	—

Balance as at May 31, 2006	$598,339	$1,537	$(461,731)	$(1,652)	$5,558	$45,602	$187,653

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
    Accumulated other comprehensive income is comprised of the following:

	As at	As at
	May 31,	August 31,
	2006	2005
	(unaudited)
Foreign currency translation adjustment
Current period	$12,957	$15,669
Cumulative effect of prior periods	26,857	11,188

	39,814	26,857
Unrealized gains on forward exchange contracts
Current period	2,974	2,248
Cumulative effect of prior periods	2,937	689

	5,911	2,937

Unrealized losses on available-for-sales securities
Current period	(123)	—

	$45,602	$29,794

    Research and development tax credits

During the three- and nine-month periods ended May 31, 2005 and 2006, net research and development expenses under Canadian GAAP included tax credits that are refundable against income taxes payable of $481,000, $1,323,000, $595,000 and $1,788,000, respectively. Under U.S. GAAP, these credits would have been recorded in the income taxes. This difference had no impact on the net earnings (loss) and the net earnings (loss) per share figures for all reporting periods under U.S. GAAP.
    Statements of cash flows

For the three- and nine-months periods ended May 31, 2005 and 2006, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.
    Reconciliation item
a)	Short-term investments

Under U.S. GAAP, short-term investments would be classified as “available-for-sale” securities and changes in their fair-value would be reflected in other comprehensive income (loss). Under Canadian GAAP, short-term investments are carried at the lower of cost and market value and any unrealized gain or loss is reflected in the statement of earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
    New accounting standards and pronouncements

In November 2004, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 151, “Inventory Costs”, an amendment to ARB No. 43, Chapter 4. The amendments made by SFAS 151 improves financial reporting by clarifying that any abnormal amount of idle facility expenses, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory, based on the normal capacity of the production facilities. This SFAS is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company adopted this new statement on September 1, 2005, and its adoption had no impact on its financial statements.

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payments”. This statement supersedes APB 25, “Accounting for Stock Issued to Employees” and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation costs recognized in the financial statements. This statement is effective for fiscal years beginning after June 15, 2005. The company adopted this statement on September 1, 2005, using the modified prospective application method of transition and its adoption had no significant impact on its financial statements.

Under U.S. GAAP, until August 31, 2003, the company elected to measure compensation costs related to the granting of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123(R), the company is required to provide pro forma disclosures of net earnings and net earnings per share for any periods included in the financial statements that ended prior to the adoption of SFAS 123(R), as if the fair value-based method of accounting had been applied to outstanding unvested awards granted prior to September 1, 2003. Consequently, if the fair value-based method had been applied to these awards, the pro forma net earnings (loss) per share would have been the same as the net earnings (loss) per share for all reporting periods.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. This statement is effective for accounting changes or error corrections in fiscal years beginning after December 15, 2005.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
     This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward- looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate”, “continue” or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to various factors, including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commission. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as at the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.
     The following discussion and analysis of financial condition and results of operations is dated June 27, 2006.
     All dollar amounts are expressed in US dollars, except as otherwise noted.
INDUSTRY OVERVIEW
     Leading telecom operators (telcos) in North America continued deploying fiber deeper in their access networks amidst a triple-play battle (even quadruple-play with wireless telephony) that is taking place between cable TV operators (cablecos) to offer consumers bundled voice, data and video services. These fiber deployments, which will ultimately enable revenue expansion through bandwidth-intensive service offerings, are expected to increase wireline capital expenditures in calendar 2006 and beyond, especially in the United States.
     Leading US telcos, along with a number of Tier-II and Tier-III players, have opted for an assortment of broadband deployment strategies, including fiber-to-the-node (FTTN), fiber-to-the-curb (FTTC), or fiber-to-the-premises (FTTP), depending on their estimates of how much bandwidth will be required to meet the challenge from the cablecos. FTTP consists of fiber deployed from the central office to a home or business, so bandwidth capacity is almost limitless. FTTN and FTTC adopt a less costly model in which fiber is rolled out from the central office to a node or curb, while copper extends approximately for the remaining 900 or 3000 feet, respectively, to the premises. This hybrid infrastructure, however, limits bandwidth capacity: the longer the copper plant, the less bandwidth delivered to the premises. These various deployments, which fall under the generic FTTx name, are not as prevalent in Europe and Asia, with the exception of Japan and Korea. FTTx deployments in these two countries, enabling transmission rates as high as 100 Mb/s, are actually further ahead than in the US. FTTx is gaining momentum among telcos in several geographic regions as a means to increase revenues by delivering enhanced video services to consumers.
     Against this backdrop, there has been consolidation among telcos in the US during the past year. Verizon acquired MCI, while SBC Communications merged with AT&T. The latter combination also announced a merger with BellSouth. These transactions, which have reduced the number of telcos in the industry, will likely increase competition among various suppliers. Similarly, large system vendors like Alcatel and Lucent announced a merger in order to enhance their competitive position and value proposition to the growing number of large telcos.
     On a global basis, as the demand for broadband services increases, voice, data and video are becoming mere applications on converged, IP-based networks. Telcos around the world are migrating from public switched telephone networks (PSTN) to packet-based, IP networks in order to achieve substantial reductions in operating expenses and increased profitability.
     Legacy SONET/SDH networks were designed in the late 1970s to carry voice traffic. Their efficiency, however, can often times drop to as low as 30% when combining voice, data and video services. Next-generation networks represent a major technological improvement, since they can deliver triple-play services at near 100% efficiency, regardless of the payload content, while significantly reducing the cost of operating and maintaining networks.
     These key market trends continued to affect multiple segments of the global telecommunications supply chain in the third quarter of fiscal 2006. System vendors benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as from major investments by telcos in access networks. Component vendors saw increased demand for optical components that support FTTx and IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP optical networking and/or FTTx applications.
COMPANY OVERVIEW
     We reported sales of $35.4 million in the third quarter of fiscal 2006, which represented an increase of 35.3% year-over-year. It also marked our 11th consecutive reporting period with revenue growth. After the first nine months of fiscal 2006, our sales grew 30.5% year-over-year compared to our updated goal of 25% for the full fiscal year. In addition, in the third quarter of fiscal 2006, we reduced sales concentration, with our top customer accounting for 19.4% of our total sales, compared to 30.8% for the same period last year. Finally, it should be noted that the third quarter of 2006 marked the first full reporting period that Consultronics Limited contributed to our consolidated financial results. The assets of Consultronics, a leading supplier of IPTV, VoIP and xDSL test equipment for copper-based broadband access networks, were integrated into our Telecom Division following the closing of the acquisition on January 26, 2006.

     Looking at the bottom line, we were profitable on a GAAP basis for a sixth consecutive quarter with $3.5 million in net earnings, or $0.05 per diluted share, in the third quarter of 2006 compared to break-even in the third quarter of 2005. Net earnings per share in the third quarter of 2006 included charges of $0.03 per diluted share for amortization of intangible assets, impairment of long-lived assets and stock-based compensation costs. However, they included non-recurring grant revenue of $0.02 per diluted share. In terms of our GAAP operating margin, it reached 10.2% in the third quarter of 2006. After the first nine months of fiscal 2006, our operating margin was 6.2% versus our stated goal of 5% for the full year. Also, operating activities used $2.3 million of cash. The timing of our sales within the quarter is the main reason which explains the use of cash in the third quarter.
     During the second quarter of fiscal 2006, we announced and subsequently completed the acquisition of substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in Southampton, United Kingdom and Budapest, Hungary, Consultronics Limited is a leading supplier of test equipment for copper-based broadband access networks ranking among the top three vendors in handheld x-Digital Subscriber Line (xDSL) testing, with a global market share of 13.4%, according to an industry report from Frost & Sullivan. The company also boasts a rich product portfolio for testing next-generation technologies, such as IPTV (Internet Protocol TV) and VoIP (Voice-over-Internet Protocol), which are critical for network service providers in their deployment of triple-play services (voice, data, video) over optical and copper links in access networks. Other test solutions offered by Consultronics include network monitoring probes for VoIP and legacy telephone networks, Gigabit Ethernet Analyzers for remote testing applications, as well as protocol and physical characterization instruments for local copper loops (copper access networks). This acquisition is a strategic initiative to position EXFO as a genuine one-stop shop for broadband access and triple-play testing, since it greatly complements our market leadership in the FTTx market.
     This acquisition has been settled for a total cash consideration valued at $19.1 million, or $18.8 million net of cash acquired. Total consideration included acquisition-related costs of $1.5 million and the assumption of a long-term debt of $0.7 million. The estimated fair value of acquired intangible assets amounts to $8.7 million. These intangible assets, namely core technology, are amortized on a straight-line basis over their estimated useful life of five years. Consultronics, which has been integrated into EXFO’s Telecom Division, contributed about four month to our consolidated financial results so far in fiscal 2006.
     In terms of innovation, we launched five new products in the third quarter of 2006 including, among others, the next-generation CoLT-450P, a handheld IPTV and xDSL test solution for high-speed, copper-based networks, and the PPM-352B-EG Passive Optical Network (PON) Power Meter, optimized for Ethernet PON and Gigabit PON architectures. Products that have been on the market two years or less accounted for 40.7% of sales in the third quarter of 2006. Altogether, we launched 16 new test solutions in the first nine months of 2006, while 37.0% of our sales were derived from products that have been on the market two years or less. Our stated goal is 40% for this latter metric.
     Following the quarter-end, Frost & Sullivan, a leading authority in the fiber-optic test and measurement industry, released new market-share numbers for calendar 2005. According to the industry report, EXFO was the only company to report significant organic growth in the global fiber-optic test equipment (FOTE) market, moving from 10.3% in 2004 to 11.0% in 2005 for third place overall in the FOTE market. Based on this report, we estimate that we improved our leadership position in our core installation and maintenance test market segment from 22.2% in 2004 to 23.0% in 2005.

     During the first quarter of fiscal 2006, Deutsche Telecom AG selected us as sole-source supplier for all their fiber deployment test applications — including FTTx. Consequently, so far this year, we shipped several orders to this Tier-I European customer.
     Finally, during the third quarter of fiscal 2006, we performed our annual impairment test for goodwill and reviewed the carrying value of certain acquired intangible assets for impairment. Based on our impairment tests, we concluded that goodwill and these intangible assets were not impaired.
OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS
     For a complete description of our strategy, the related key performance indicators (KPIs), as established at the beginning of fiscal 2006, as well as our capability to deliver results, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.
     During the second quarter of fiscal 2006, considering our strong sales and booking levels at mid-point of fiscal 2006, as well as the expected impact of the acquisition of Consultronics on our future sales, we raised our growth metric to 25% year-over-year. The former KPI was 15% sales growth year-over-year. After the first nine months of fiscal 2006, our sales grew 30.5% year-over-year. Also, despite the additional charge for the amortization of acquired intangible assets of approximately $1.0 million following the acquisition of Consultronics, we maintained our profitability metric to reach 5% of earnings from operations in fiscal 2006. After nine months in fiscal 2006, earnings from operations reached 6.2% of sales.
     For the first nine months of fiscal 2006, 37% of our sales originated from products that have been on the market for two years or less, which is below our stated goal of 40% for fiscal 2006. With the help of the 15 new products brought to the market place in fiscal 2005, the 16 new ones launched so far in fiscal 2006 and the addition of Consultronics’ products, we hope to achieve our goal of 40% for fiscal 2006.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that will be adopted in fiscal 2007.
•	In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments — Recognition and Measurement”, Section 3865, “Hedges”, Section 1530, “Comprehensive Income” and Section 3251, “Equity”. These new standards apply to fiscal years beginning on or after October 1, 2006, and we will adopt them on September 1, 2007.
     Please refer to note 2 to our interim consolidated financial statements for further information about these new standards and their impact on our financial statements.

RESULTS OF OPERATIONS
     The following discussion and analysis of our consolidated financial condition and results of operations for the periods ended May 31, 2005 and 2006, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from the United States generally accepted accounting principles (U.S. GAAP) are set out in note 14 to our interim consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months	Three months	Nine months	Nine months
	ended May 31,	ended May 31,	ended May 31,	ended May 31,
	2006	2005	2006	2005
	(unaudited)		(unaudited)
Sales	$35,410	$26,180	$92,520	$70,912
Cost of sales (1)	15,453	11,478	40,957	32,134

Gross margin	19,957	14,702	51,563	38,778

Operating expenses
Selling and administrative	11,080	8,569	29,441	23,710
Net research and development	4,095	3,342	11,123	8,903
Amortization of property, plant and equipment	883	1,053	2,652	3,245
Amortization of intangible assets	994	1,191	3,351	3,638
Impairment of long-lived assets	604	—	604	—
Government grants	(1,307)	—	(1,307)	—
Restructuring charges	—	38	—	292

Total operating expenses	16,349	14,193	45,864	39,788

Earnings (loss) from operations	3,608	509	5,699	(1,010)
Interest income	796	617	2,179	1,966
Foreign exchange loss	(81)	(57)	(612)	(829)

Earnings before income taxes	4,323	1,069	7,266	127
Income taxes	819	793	2,041	2,215

Net earnings (loss) for the period	$3,504	$276	$5,225	$(2,088)

Basic and diluted net earnings (loss) per share	$0.05	$—	$0.08	$(0.03)

Segment information:
Sales:
Telecom Division	$29,935	$22,046	$77,265	$58,946
Life Sciences and Industrial Division	5,475	4,134	15,255	11,966

	$35,410	$26,180	$92,520	$70,912

Earnings (loss) from operations:
Telecom Division	$3,696	$645	$5,404	$240
Life Sciences and Industrial Division	(88)	(136)	295	(1,250)

	$3,608	$509	$5,699	$(1,010)

Research and development data:
Gross research and development	$5,339	$4,113	$14,285	$11,732
Net research and development	$4,095	$3,342	$11,123	$8,903

(1)	The cost of sales is exclusive of amortization, shown separately.

	Three months	Three months	Nine months	Nine months
	ended May 31,	ended May 31,	ended May 31,	ended May 31,
	2006	2005	2006	2005
	(unaudited)		(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales (1)	43.6	43.8	44.3	45.3

Gross margin	56.4	56.2	55.7	54.7

Operating expenses
Selling and administrative	31.3	32.7	31.8	33.4
Net research and development	11.6	12.8	12.0	12.6
Amortization of property, plant and equipment	2.5	4.0	2.8	4.6
Amortization of intangible assets	2.8	4.6	3.6	5.1
Impairment of long-lived assets	1.7	—	0.7	—
Government grants	(3.7)	—	(1.4)	—
Restructuring charges	—	0.1	—	0.4

Total operating expenses	46.2	54.2	49.5	56.1

Earnings (loss) from operations	10.2	2.0	6.2	(1.4)
Interest income	2.2	2.3	2.4	2.8
Foreign exchange loss	(0.2)	(0.2)	(0.7)	(1.2)

Earnings before income taxes	12.2	4.1	7.9	0.2
Income taxes	2.3	3.0	2.2	3.1

Net earnings (loss) for the period	9.9%	1.1%	5.7%	(2.9)%

Segment information:
Sales:
Telecom Division	84.5%	84.2%	83.5%	83.1%
Life Sciences and Industrial Division	15.5	15.8	16.5	16.9

	100.0%	100.0%	100.0%	100.0%

Earnings (loss) from operations:
Telecom Division	10.4%	2.5%	5.8%	0.4%
Life Sciences and Industrial Division	(0.2)	(0.5)	0.4	(1.8)

	10.2%	2.0%	6.2%	(1.4)%

Research and development data:
Gross research and development	15.1%	15.7%	15.4%	16.5%
Net research and development	11.6%	12.8%	12.0%	12.6%

(1) The cost of sales is exclusive of amortization, shown separately.

SALES
     For the three months ended May 31, 2006, our global sales increased 35.3% to $35.4 million from $26.2 million for the same period last year, with an 85%-15% split in favor of our Telecom Division. Newly acquired Consultronics had a full impact on our sales in the third quarter of fiscal 2006.
     For the nine months ended May 31, 2006, our global sales increased 30.5% to $92.5 million from $70.9 million for the same period last year, with an 84%-16% split in favor of our Telecom Division. Consultronics contributed about four months to our sales so far in fiscal 2006.
     Overall, for the two divisions, net accepted orders increased 31.1% to $37.9 million in the third quarter of fiscal 2006 from $28.9 million for the same period last year for a book-to-bill ratio of 1.07 in the third quarter of fiscal 2006. In the previous quarter, the net accepted orders were $28.3 million. Our increase of 31.1% in net accepted orders in the third quarter of fiscal 2006, compared to the same period last year reflects the impact of the Consultronics acquisition, an increased demand for our test solutions (especially in the Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) regions), market-share gains in the telecommunications and life sciences markets as well as the improvement in the telecommunications market environment.
Telecom Division
     For the three months ended May 31, 2006, sales of our Telecom Division increased 35.8% to $29.9 million from $22.0 million for the same period last year.
     For the nine months ended May 31, 2006, sales of our Telecom Division increased 31.1% to $77.3 million from $58.9 million for the same period last year.
     For the third quarter and the first nine months of fiscal 2006, we benefited from our continued portfolio of new products and an increased demand for our test solutions in EMEA and APAC, compared to 2005, as we are making actions to expand our customer base in these areas. In addition, the positive spending environment, as well as the market share we believe we gained so far in fiscal 2006 for our optical products, helped us increase our sales year-over-year. Also, this was the first full quarter following the integration of Consultronics into EXFO’s Telecom Division, which had a positive impact on our consolidated sales during the third quarter of fiscal 2006. To date, Consultronics products contributed about four months to our consolidated sales. The results of Consultronics have been included in our consolidated statements of earnings since the closing of the acquisition on January 26, 2006. Finally, during the third quarter and during the first nine months of fiscal 2006, our top customer accounted for 22.9% and 16.8% of our Telecom sales, respectively, compared to 36.6% and 31.2% for the corresponding periods last year, reflecting the diversification of our customer base. In fact, excluding sales to our top customer, our sales to this Division would have increased 65% and 59% for the third quarter and for the first nine months of fiscal 2006, respectively, compared to the corresponding periods last year.
     Over the last few quarters, our penetration of the protocol test market has been modest as we refocused our efforts onto next-generation solutions, which are at the basis of the whole trend toward IP convergence. During recent months, we reached a key milestone for our protocol product development program with the availability of our legacy SONET/SDH test solutions up to 10 Gb/s for our FTB-200 as well as our next-generation and legacy solutions for our FTB-400 and IQS-500 platforms. These latest product launches, combined with our existing offering for Ethernet testing (from 10 Mb/s up to 10 Gb/s), 1 Gb/s Fibre Channel and TCP/IP test solutions, provide us with an extensive product portfolio to compete against the incumbent players in protocol testing, especially in the network service provider (NSP) market segment, but also to a lesser degree, with system vendors. Among many key differentiators, we believe EXFO now offers the most complete and advances compact test solutions combining legacy and next-generation SONET/SDH and Ethernet test modules for rates up to 10 Gb/s within the same portable platform (i.e., our FTB-400 main frame and GP-404 module receptacle). Sales and bookings of our protocol products increased to their highest historical levels in the third quarter of fiscal 2006. Based on these data points, we continue to believe that we should witness an increase in protocol test revenues and that our protocol test revenues should equal our optical test revenues on a medium- to long-term basis.
Life Sciences and Industrial Division
     For the three months ended May 31, 2006, sales of our Life Sciences and Industrial Division increased 32.4% to $5.5 million from $4.1 million for the same period last year.
     For the nine months ended May 31, 2006, sales of our Life Sciences and Industrial Division increased 27.5% to $15.3 million from $12.0 million for the same period last year.
     The increase in sales in fiscal 2006, compared to 2005, is mainly due to increased sales activities in the curing market as well as market-share gains in the fluorescence illumination market, following our efforts to expand international markets, mainly Europe and Asia.
Geographic distribution
     For the three months ended May 31, 2006, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 65%, 22% and 13% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 69%, 22% and 9% of global sales, respectively. For the nine months ended May 31, 2006, sales to the Americas, EMEA and APAC accounted for 61%, 24% and 15% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 68%, 20% and 12% of global sales, respectively.
     Our sales to the Americas increased year-over-year in dollars, mainly in the United States and Latin America due to the positive spending environment, as well as the market share we believe we gained for our optical products. Also, the recent acquisition of Consultronics resulted in an increase in sales made in the Americas, as most of its customer base is located in the United States and Latin America. However, as a percentage of sales, our sales to the Americas decreased year-over-year mainly because our sales to our top customer, who is located in the United States, were unusually high in the third quarter and in the first nine months of fiscal 2005. For fiscal 2006, we expect sales to this customer to be lower than in 2005 as a result of its effort to reduce its cost of fiber deployments by migrating to less expensive test solutions and methods. EXFO remains the main supplier of optical test solutions to this customer. Excluding sales to this customer, our sales to the Americas would have increased 63% in the third quarter of fiscal 2006 and 45% for the first nine months of 2006, compared to the corresponding periods last year.
     Following our efforts to develop the EMEA market in the last several quarters, our sales in this territory also increased significantly year-over-year, mainly due to improved market penetration by both divisions. Namely, since the second quarter of fiscal 2006, we have been recording sales with a Tier-1 network service provider, further increasing our sales to this market year-over-year.
     Our sales to the APAC market also improved significantly year-over-year. Over the last several quarters, we strengthened our product offering, specifically implementing a multi-tiered platform strategy to meet different customer demands and different price points and expanding our sales and marketing activities in this region. Our increased focus and interaction with this market, combined with our enhanced capability to win tenders, which may vary in number and importance, contributed to our growth in the APAC region.
     Through our two divisions, we sell our products to a broad range of customers, including NSPs, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. During the three months ended May 31, 2006, we had one customer that accounted for 19.4% of our total sales, and our top three customers accounted for 24.6% of our total sales. For the corresponding period last year, this same single customer accounted for 30.8% of our total sales, and our top three customers accounted for 38.1% of our sales. For the nine months ended May 31, 2006, we had one customer that accounted for 14.0% of our total sales, and our top three customers accounted for 20.6% of our total sales. For the corresponding period last year, this same single customer accounted for 25.9% of our total sales, and our top three customers accounted for 30.9% of our total sales. Our significant sales increase, despite the fact that our revenue from our top customer was significantly reduced is a good sign that we have continued to strengthen our market acceptance, diversify our customer base and reduce our sales concentration with a single customer. This also indicates that our 2nd and 3rd most important customers, who may vary from quarter to quarter, have gained in importance as we continue our diversification efforts.
GROSS MARGIN
     Gross margin amounted to 56.4% of sales for the three months ended May 31, 2006, compared to 56.2% for the same period last year.
     Gross margin amounted to 55.7% of sales for the nine months ended May 31, 2006, compared to 54.7% for the same period last year.
     The increase in our gross margin for the third quarter and for the nine months ended May 31, 2006, can be explained by the following factors. First, we succeeded in increasing the market acceptance of our new products (designed in the last few years) on which we had focused our R&D efforts to simultaneously create lower cost of goods and most advanced solutions. Second, the significant rise in sales year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Also, we were able to reduce our cost of goods sold by better leveraging our supplier base. Furthermore, streamlined operations following our consolidation action in fiscal 2005 and continued cost-reduction programs allowed us to further improve our gross margin. Finally, recently acquired Consultronics contributed to the increase in our gross margin in fiscal 2006 as its products have a slightly higher margin than our existing ones. However, the shift in the geographic distribution of our sales resulted in more sales, in percentage of total sales, made to the EMEA and APAC markets, where gross margins tend to be lower as most of our sales to these markets are made through distribution channels. In addition, we are facing aggressive pricing pressure worldwide. Finally, a stronger Canadian dollar, compared to the US dollar, prevented us from further improving our gross margin as some cost of sales items are denominated in Canadian dollars.

     On an ongoing basis, we adjust the design of our products and over the past few months, we experienced higher sales. Consequently, we were able to reuse excess inventories that were written off during the telecom downturn.; excess inventory reuse accounted for approximately 0.7% of sales in the third quarter of fiscal 2006 and 1% of sales for the first nine months of 2006. For the corresponding period last year, excess inventory reuse accounted for approximately 1.3% and 1.5% of sales, respectively. Inventory write-offs recorded during the telecom downturn were based on our best estimate at that time.
     Considering the expected sales growth in fiscal 2006, the effect of our late 2005 consolidation actions, the cost-effective design of our products, the increase in sales of protocol products (which tend to generate higher margins), our tight control on operating costs as well as the expected contribution from Consultronics, whose products have slightly higher margin than our existing ones, we expect our gross margin to improve in 2006 and beyond. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in fiscal 2006.
SELLING AND ADMINISTRATIVE
     For the three months ended May 31, 2006, selling and administrative expenses were $11.1 million, or 31.3% of sales, compared to $8.6 million, or 32.7% of sales for the same period last year.
     For the nine months ended May 31, 2006, selling and administrative expenses were $29.4 million, or 31.8% of sales, compared to $23.7 million, or 33.4% of sales for the same period last year.
     The increase in our selling and administrative expenses in dollars year-over-year is mainly due to our decision to increase our sales activities to better leverage the significant research and development investments of the prior years, which resulted in higher sales and marketing expenditures (including number of employees). In addition, our commission expenses increased year-over-year due to the increase in sales. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, caused our selling and administrative expenses to increase, as more than half of these are incurred in Canadian dollars. Finally, in the third quarter of fiscal 2006, we had the full impact of the acquisition of Consultronics in our selling and administrative expenses, increasing these expenses year-over-year. For the first nine months of fiscal 2006, Consultronics contributed about four months to our selling and administrative expenses, which also contributed to the increase in expenses year-over-year.
     However, we were able to mitigate the increase in our selling and administrative expenses as well as reduce these expenses in percentage of sales year-over-year due to tight cost-control measures and the consolidation of our Life Sciences and Industrial Division. In addition, our significant increase in revenues allowed us to reduce our selling and administrative expenses on a percentage basis.

          For the upcoming quarters, we expect our selling and administrative expenses to increase in dollars, while remaining relatively stable as a percentage of sales. In particular, we now have the full impact of the acquisition of Consultronics on our selling and administrative expenses. Also, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.
RESEARCH AND DEVELOPMENT
          For the three months ended May 31, 2006, gross research and development expenses totaled $5.3 million, or 15.1% of sales, compared to $4.1 million, or 15.7% of sales for the same period last year.
          For the nine months ended May 31, 2006, gross research and development expenses totaled $14.3 million, or 15.4% of sales, compared to $11.7 million, or 16.5% of sales for the same period last year.
          The increase in our gross research and development expenses in dollars for the third quarter of fiscal 2006, compared to the same period last year, is due to the following reasons. First, in the third quarter of fiscal 2006, we had the full impact of the acquisition of Consultronics, which caused our gross R&D expenses to increase year-over-year. In addition, most of our gross research and development expenses were incurred in Canadian dollars as we have consolidated most of our R&D activities in Canada. Consequently, the increase in the strength of the Canadian dollar compared to the US dollar year-over-year caused our gross research and development expenses to increase.
          The increase in our gross research and development expenses in dollars for the first nine months of fiscal 2006, compared to the same period last year, is due to the following reasons. First, in the first nine months of fiscal 2006, Consultronics contributed about four months to our gross R&D expenses, which caused these expenses to increase year-over-year. In addition, in fiscal 2006, as mentioned above, our gross research and development expenses were negatively affected by the increased strength of the Canadian dollar compared to the US dollar year-over-year. Finally, mix and timing of research and development projects in the first nine months of fiscal 2006 resulted in more gross research and development expenses during that period compared to the corresponding period last year.
          The decrease in gross research and development expenses as a percentage of sales in the third quarter and the first nine months of fiscal 2006 is directly related to the significant increase in sales year-over-year for both periods.
          For the three months ended May 31, 2006, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $1.2 million, or 23.3% of gross research and development expenses, compared to $771,000, or 18.7% of gross research and development expenses for the same period last year. During the third quarter of fiscal 2006, we received a tax assessment from the Canadian tax authorities for fiscal 2004 and we were granted additional tax credits in the amount of $215,000 that was recorded in the third quarter. Also, the increase strength of the Canadian dollar compared to the US dollar year-over-year caused our tax credits and grants to increase in the third quarter of fiscal 2006 compared to the same period last year as these credits and grants are earned in Canada. This explains most of the increase of research and development tax credits as percentage of gross research and development expenses year-over-year.
          For the nine months ended May 31, 2006, these tax credits and grants were $3.2 million, or 22.1% of gross research and development expenses, compared to $2.8 million, or 24.1% of gross research and development expenses for the same period last year.
          As mentioned above, during the first nine months of fiscal 2006, we were granted additional tax credits in the amount of $215,000 for fiscal 2004. Excluding this amount, tax credits and grants would have been just slightly higher in dollars in the first nine months of fiscal 2006 compared to the same period last year, despite a significant increase in our gross research and development expenses year-over-year. During the first nine months of fiscal 2006, our tax credits and grants were lower as a percentage of gross research and development expenses compared to the same period last year, mainly due to the mix of our research and development projects, which resulted in a lower portion of our expenses being eligible for tax credits in fiscal 2006 compared to 2005. However, the increased strength of the Canadian dollar compared to the US dollar year-over-year caused our tax credits and grants to increase in the first nine months of fiscal 2006 compared tot the same period last year.
          Nonetheless, we still invested significantly in research and development activities in fiscal 2006 as we firmly believe that innovation and new product introductions are key in gaining market share in the current economic environment and ensuring the long-term growth and profitability of EXFO.
          For fiscal 2006, we have and expect to increase our research and development expenses at the same rate as we grow our sales, given our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations. Also, any further increase in the strength of the Canadian dollar would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.
AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
          For the three months ended May 31, 2006, amortization of property, plant and equipment was $883,000, compared to $1.1 million for the same period last year. For the nine months ended May 31, 2006, amortization expenses amounted to $2.7 million, compared to $3.2 million for the same period last year. The decrease in amortization expenses in fiscal 2006, compared to 2005, despite the increase in the strength of the Canadian dollar compared to the US dollar and the acquisition of Consultronics is mainly due to the fact that some of our property, plant and equipment became fully amortized during fiscal 2005 and 2006.
AMORTIZATION OF INTANGIBLE ASSETS
          For the three months ended May 31, 2006, amortization of intangible assets was $994,000, compared to $1.2 million for the same period last year. For the nine months ended May 31, 2006, amortization expenses amounted to $3.4 million, compared to $3.6 million for the same period last year. The decrease in amortization expenses in fiscal 2006, compared to 2005, despite the increase in the strength of the Canadian dollar compared to the US dollar and the acquisition of Consultronics, is mainly due to the fact that some significant intangible assets became fully amortized during fiscal 2006.

IMPAIRMENT OF LONG-LIVED ASSETS
On June 23, 2006, we entered into an agreement to sell our building designated as a long-lived asset held for sale in the balance sheet, along with some equipment. Based on this agreement, we recorded an impairment charge of $604,000, representing the excess of the carrying value of these assets over the net selling price. The charge was recorded as an impairment of long-lived assets in the statements of earnings for the periods ended May 31, 2006.
GOVERNMENT GRANTS
          During 1998, we entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CDN$2,200,000 (US$1,995,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.
          The above grants were subject to the condition that jobs we created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, we deferred in the balance sheet CDN$1,450,000 (US$1,307,000) from the amounts received until we received the final approval by the sponsor of the program. In June 2006, the sponsor of the program granted us with its final approval and we recorded non-recurring revenue of CDN$1,450,000 (US$1,307,000) in the earnings from operations in the statement of earnings for the three months ended May 31, 2006.
RESTRUCTURING CHARGES
          For the three and the nine months ended May 31, 2005, restructuring charges amounted to $38,000 and $292,000, respectively. Most of these charges were recorded in conjunction with the consolidation of our Photonics and Life Sciences Division. This consolidation process was completed during fiscal 2005. Consequently, we had no restructuring charges in fiscal 2006.
INTEREST INCOME
          For the three months ended May 31, 2006, interest income amounted to $796,000 compared to $617,000 for the same period last year. During the third quarter of fiscal 2006, our interest income was higher than the corresponding period of 2005, mainly because of the increase in our average cash position due to cash flows from operating activities and because of the increase in interest rates year-over-year.
          For the nine months ended May 31, 2006, interest income amounted to $2.2 million compared to $2.0 million for the same period last year. The increase in interest income year-over-year is the result of the increase in our average cash position due to cash flows from operating activities and the increase in interest rates. However, during the first nine months of fiscal 2005, we recovered R&D tax credits earned in previous years and we were granted $249,000 in interest by the tax authorities.

FOREIGN EXCHANGE LOSS
          Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar.
          For the three months ended May 31, 2006, the foreign exchange loss amounted to $81,000, compared to $57,000 for the same period last year.
          For the nine months ended May 31, 2006, the foreign exchange loss amounted to $612,000 compared to $829,000 for the same period last year. The significant exchange losses recorded in the first nine months of fiscal 2005 and 2006 are the result of the significant increase in the value of the Canadian dollar compared to the US dollar during these periods. However, the increase in the value of the Canadian dollar was more significant in fiscal 2005 compared to 2006, which resulted in a higher exchange loss in 2005. On the other hand, higher levels of activity in the first nine months of fiscal 2006, compared to the same period last year, contributed to increase the exchange loss increase in 2006.
          It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars and we report our results in US dollars.
          We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.
INCOME TAXES
          For the three months ended May 31, 2006, we recorded an income tax expense of $819,000 compared to $793,000 for the same period last year. For the nine months ended May 31, 2006, we recorded an income tax expense of $2.0 million compared to $2.2 million for the same period last year.
          Most of the income tax expenses recorded in fiscal 2005 and 2006 represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.
          We record a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once we will have concluded that realization of future income tax assets is more likely than not. Consequently, our income tax rates are distorted compared to statutory rates.

LIQUIDITY AND CAPITAL RESOURCES
Cash Requirements and Capital Resources
          As at May 31, 2006, cash and short-term investments consisted of $104.0 million, almost flat compared to the previous quarter, while our working capital was at $138.7 million. During the third quarter of fiscal 2006, we recorded an unrealized foreign exchange gain of $3.4 million on our cash and short-term investments. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet. On the other hand, cash flows from operating activities used $2.3 million of cash and we made cash payments of $963,000 and $219,000 for the purchase of property, plant and equipment and for the acquisition of Consultronics, respectively.
          Our short-term investments consist of commercial paper or bonds issued by 11 (12 as of February 28, 2006) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.
          We believe that our cash and short-term investments, combined with an available line of credit of $7.3 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the remaining of the purchase price payable for the acquisition of Consultronics of $1.2 million. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.
Sources and Uses of Cash
          We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.
          Upon the acquisition of Consultronics, we also assume capital leases of $533,000 (CA$606,000), including the current portion. This long-term debt, which bears interest at 5%, matures in 2010.
Operating Activities
          Cash flows used by operating activities were $2.3 million for the three months ended May 31, 2006, compared to cash flows provided of $3.8 million for the same period last year. Cash flows used by operating activities in the third quarter of fiscal 2006 were mainly attributable to the negative net change in non-cash operating items of $7.4 million, less the net earnings after items not affecting cash of $5.1 million. During the third quarter of 2006, our accounts receivable, our income taxes and tax credits recoverable as well as our inventories increased, resulting in negative effects on cash flows of $5.1 million, $612,000 and $182,000 respectively. In addition, our accounts payable and accrued liabilities decreased, also resulting in negative effects on cash flows of $1.4 million.

          Cash flows provided by operating activities were $4.1 million for the nine months ended May 31, 2006, compared to $8.5 million for the same period last year. Cash flows provided by operating activities in the first nine months of fiscal 2006 were mainly attributable to the net earnings after items not affecting cash of $12.2 million and the negative net change in non-cash operating items of $8.2 million. During the first nine months of fiscal 2006, our accounts receivable, our income taxes and tax credits recoverable as well as our inventories increased, resulting in negative effects on cash flows of $4.2 million, $1.4 million and $3.1 million, respectively. On the other hand, our accounts payable and accrued liabilities increased, resulting in positive effects on cash flows of $615,000.
          The increase in our sales due in part to the contribution of Consultronics during both the third quarter and the first nine months of fiscal 2006, as well as the timing of these sales within these periods explain the increase in our accounts receivable in the third quarter and the first nine months of 2006. Our income taxes and tax credits recoverable increased for both the third quarter and the first nine months of fiscal 2006 due to research and development tax credits earned during these periods but not yet recovered. Our inventories increased for both the third quarter and the first nine months of 2006 in order to sustain our increased sales activities. Finally, our accounts payable and accrued liabilities increased in the first nine months of 2006 due to increased level of activities.
Investing Activities
          Cash flows provided by investing activities were $2.0 million for the three months ended May 31, 2006, compared to cash flows used of $4.1 million for the same period last year. In the third quarter of fiscal 2006, we disposed of $3.2 million worth of short-term investments and made cash payments of $963,000 and $219,000 for the purchase of property, plant and equipment as well as the acquisition of Consultronics, respectively. For the corresponding period last year, we acquired $3.7 million worth of short-term investments with cash flows from operating activities and paid $403,000 for the purchase of property, plant and equipment.
          Cash flows used by investing activities were $7.2 million for the nine months ended May 31, 2006, compared to $10.3 million for the same period last year. During the first nine months of fiscal 2006, we made cash payments of $17.7 million and $2.5 million for the acquisition of Consultronics and the purchase of property, plant and equipment, respectively. In order to finance a portion of these payments, we disposed of $13.0 million worth of short-term investments during the first nine months of fiscal 2006. For the corresponding period last year, we acquired $9.1 million worth of short-term investments with cash flows from operating activities and paid $1.2 million for the purchase of property, plant and equipment.
FORWARD EXCHANGE CONTRACTS
          We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.
          Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

          As at May 31, 2006, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

	Contractual	Weighted average
Expiry dates:	amounts	contractual forward rates
June 2006 to August 2006	$9,600,000	1.2245
September 2006 to December 2008	48,300,000	1.1657
          As at May 31, 2006, the fair value of our forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to an unrecognized gain of $5.9 million ($4.7 million as at February 28, 2006).
CONTINGENCY
          As discussed in note 10 to our interim consolidated financial statements, EXFO was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO’s stock in the after-market.
          In June 2003, a committee of the EXFO’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the EXFO and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. EXFO would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims EXFO may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by EXFO’s insurance carriers.
          On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. A settlement fairness hearing was held on April 24, 2006; however, no ruling has been issued yet by the court. If the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, EXFO will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at May 31, 2006.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS
Share capital
          As at June 27, 2006, EXFO had 37,643,000 multiple voting shares outstanding, entitling to 10 votes each and 31,579,199 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.
Long-Term Incentive Plan and Deferred Share Unit Plan
          The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,909,121 as at May 31, 2006. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at May 31, 2006:

			Weighted
		% of issued	average
		and	exercise
Stock Options	Number	outstanding	price
Chairman of the Board, President and CEO (one individual)	179,642	7%	$9.05
Board of Directors (five individuals)	194,375	8%	$6.23
Management and Corporate Officers (nine individuals)	335,028	13%	$14.75

	709,045	28%	$10.97

		% of issued
		and
Restricted Share Units (RSU)	Number	outstanding
Chairman of the Board, President and CEO (one individual)	34,566	10%
Management and Corporate Officers (nine individuals)	193,372	58%

	227,938	68%

		% of issued
		and
Deferred Share Units (DSU)	Number	outstanding
Board of Directors (five individuals)	38,076	100%

OFF-BALANCE SHEET ARRANGEMENTS
As at May 31, 2006, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts.

VARIABLE INTEREST ENTITY
As of May 31, 2006, we did not have interests in any variable interest entities.
RISKS AND UNCERTAINTIES
          Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.
          We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last two years caused our operating expenses to increase. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.
          Secondly, during the last few quarters, we experienced high sales concentration with a U.S.-based Tier-1 telecom carrier. Although we believe this sales concentration is largely due to our leadership position in the FTTx test market, orders from this customer can fluctuate in upcoming quarters, depending on the carrier’s deployment needs, products requirements and schedule.
          In addition, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.
          Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.
          Also, while strategic acquisitions, like those we have made in the past, the recent acquisition of Consultronics and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.
          The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by 11 high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.
          For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.